Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266054

PROXY STATEMENT/PROSPECTUS SUPPLEMENT NO. 3

(to Proxy Statement/Prospectus dated November 14, 2022)

INTERPRIVATE II ACQUISITION CORP.

PROSPECTUS FOR

72,433,973 SHARES OF CLASS A COMMON STOCK OF

INTERPRIVATE II ACQUISITION CORP.

(WHICH WILL BE RENAMED GETAROUND, INC.)

This Proxy Statement/Prospectus Supplement No. 3 (this “Supplement”) supplements the proxy statement/prospectus dated November 14, 2022 that was mailed by InterPrivate II Acquisition Corp., a Delaware corporation (“InterPrivate II”), to its stockholders on or about November 15, 2022, as supplemented by Proxy Statement/Prospectus Supplement No. 1 dated November 23, 2022 and Proxy Statement/Prospectus Supplement No. 2 dated November 29, 2022 (as supplemented, the “Proxy Statement/Prospectus”), in connection with the proposed business combination among InterPrivate II and Getaround, Inc, a Delaware corporation (“Getaround”). InterPrivate II filed the Proxy Statement/Prospectus with the Securities and Exchange Commission (the “SEC”) as part of a registration statement on Form S-4 (Registration No. 333-266054). Capitalized terms used in this Supplement and not otherwise defined herein have the respective meanings ascribed to them in the Proxy Statement/Prospectus.

This purpose of this Supplement is to update and supplement the information contained in the Proxy Statement/Prospectus with information contained in the Current Report on Form 8-K (the “Current Report”) filed by InterPrivate II with the SEC on December 1, 2022. The Current Report is attached to, and forms a part of, this Supplement.

This Supplement modifies and supersedes, in part, the information in the Proxy Statement/Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Proxy Statement/Prospectus, including any amendments or supplements thereto. Any information in the Proxy Statement/Prospectus that is modified or superseded by the information in the Current Report shall not be deemed to constitute a part of the Proxy Statement/Prospectus except as modified or superseded by this Supplement. This Supplement should be read in conjunction with the Proxy Statement/Prospectus and if there is any inconsistency between the information in the Proxy Statement/Prospectus and this Supplement, you should rely on the information in this Supplement.

YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK  FACTORS ” BEGINNING ON PAGE 62 OF THE PROXY STATEMENT/PROSPECTUS.

The SEC and state securities regulators have not approved or disapproved these securities, or determined if the Proxy Statement/Prospectus or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement is December 1, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 1, 2022

INTERPRIVATE II ACQUISITION CORP.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-40152	85-3122877
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

1350 Avenue of the Americas, 2nd Floor

New York, NY 10019

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (212) 920-0125

Not Applicable

(Former Name, or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-fifth of one redeemable warrant	IPVA.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	IPVA	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	IPVA WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Introductory Note

As previously announced, on May 11, 2022, InterPrivate II Acquisition Corp. (“InterPrivate II”), TMPST Merger Sub I Inc., a Delaware corporation and newly formed, wholly-owned direct subsidiary of InterPrivate II (“First Merger Sub”), TMPST Merger Sub II LLC, a Delaware limited liability company and newly formed, wholly-owned direct subsidiary of InterPrivate II (“Second Merger Sub”), and Getaround, Inc. (“Getaround”) entered into an Agreement and Plan of Merger (as it may be amended and/or restated from time to time, the “Merger Agreement”). If the Merger Agreement and the transactions contemplated thereby are adopted and approved by InterPrivate II’s stockholders, and the business combination is subsequently completed, (a) First Merger Sub will merge with and into Getaround (the “First Merger”), with Getaround being the surviving corporation of the First Merger, and (b) immediately following the First Merger, Getaround will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers” and, collectively with the Mergers and other transactions described in the Merger Agreement, the “Business Combination” or “Proposed Transaction”), with Second Merger Sub being the surviving company of the Second Merger.

In connection with the Business Combination, InterPrivate II filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, as amended (File No. 333-266054) containing a proxy statement/prospectus which was declared effective on November 14, 2022 and on November 16, 2022, InterPrivate II filed a definitive proxy statement/prospectus with the SEC dated November 14, 2022 and supplements thereto dated November 23, 2022 and November 29, 2022 (as supplemented, the “Proxy Statement/Prospectus”). Capitalized terms not defined herein have their meanings defined in the Proxy Statement/Prospectus.

Item 8.01	Other Events.

As previously disclosed in the Proxy Statement/Prospectus, InterPrivate II and Getaround agreed pursuant to the Merger Agreement and the Escrow Shares Allocation Agreement, to reserve and set aside 9,333,333 shares (the “Bonus Shares”) to be allocated to the non-redeeming Public Stockholders, the designees of EarlyBirdCapital and the holders of the Class B Stock. Under that arrangement, each non-redeeming Public Stockholder was entitled to its pro rata share of the Bonus Shares based on the number of shares of Class A Stock held immediately following the Closing as a percentage of the total number of shares of Class A Stock that remain outstanding after giving effect to redemptions and the automatic conversion of the Class B Stock into shares of Class A Stock. As the holders of Class B Stock and EarlyBirdCapital’s designees are contractually obligated not to redeem, non-redeeming Public Stockholders would be entitled to fewer Bonus Shares at higher levels of redemptions by Public Stockholders at Closing, such that the maximum number of Bonus Shares available to non-redeeming Public Stockholders would be 7,420,779 Bonus Shares in the no redemption scenario, whereas in the contractual maximum redemption scenario, which assumes that 25,496,400 shares of Class A Stock are redeemed, 494,579 Bonus Shares would be allocated to non-redeeming Public Stockholders.

InterPrivate II and Getaround have agreed to restructure the Bonus Share arrangement as applied to Public Stockholders such that an aggregate of 9.0 million Bonus Shares will be allocated to non-redeeming Public Stockholders regardless of the level of redemptions at Closing. Accordingly, the aggregate number of Bonus Shares apportioned to non-redeeming Public Stockholders will be fixed at 9.0 million shares and will not vary based upon the redemption level. As revised, the number of Bonus Shares non-redeeming Public Stockholders will be entitled to receive for each outstanding share of Class A Stock held at the Closing has been increased from approximately 0.2867934 Bonus Shares to approximately 0.3478261 Bonus Shares in the no redemption scenario and from approximately 1.3063387 Bonus Shares to approximately 18.1013677 Bonus Shares in the contractual maximum redemption scenario, which assumes that 25,496,400 shares of Class A Stock are redeemed, which per share amount would significantly decrease after giving effect to the maximum exercise of any non-redemption agreements.

In addition, the number of Bonus Shares apportioned to the Initial Stockholders, comprised of the Sponsor, EarlyBirdCapital’s designees and the current and former independent directors of InterPrivate II, will continue to be capped at the amount described in the Proxy Statement/Prospectus, which is the number of Bonus Shares they would have received in a no redemption scenario. The mechanism for allocating the Bonus Shares or other shares of Class A Stock of InterPrivate II to the Initial Stockholders is expected to be through an amendment to the number of Escrow Shares and/or through one or more agreements under which the Sponsor would forfeit all or a portion of the Bonus Shares to which it would otherwise be entitled to receive in exchange for an entitlement to an equivalent number of shares of InterPrivate II or securities of Getaround that would convert automatically into shares of Class A Stock of InterPrivate II at Closing. In no event will the manner of participation by the Initial Stockholders in the Bonus Shares reduce the 9.0 million Bonus Shares allocated to non-redeeming Public Stockholders or change the aggregate number of shares issuable by InterPrivate II in connection with the Business Combination.

Supplemental Disclosures to the Proxy Statement/Prospectus

The following disclosures in this Current Report on Form 8-K supplement the disclosures contained in the Proxy Statement/Prospectus and should be read in conjunction with the disclosures contained in the Proxy Statement/Prospectus, which in turn should be read in its entirety. All page references are to the Proxy Statement/Prospectus and terms used below, unless otherwise defined, shall have the meanings ascribed to such terms in the Proxy Statement/Prospectus.

The disclosure on page 27 under the heading “Q. Do I have redemption rights?” is hereby amended as follows:

The second full paragraph and the table that follows are amended and supplemented as follows:

In addition, if a Public Stockholder does not redeem their shares of Class A Stock, but other Public Stockholders do elect to redeem, the non-redeeming Public Stockholder would own shares with a lower book value per share. The aggregate number of Bonus Shares available to non-redeeming Public Stockholders does not change as the number of shares of Class A Stock redeemed increases. The Initial Stockholders will be entitled to receive a fixed amount of 1,912,549 Bonus Shares (or a combination of Bonus Shares and other entitlements to shares of Class A Stock, but in no event more than 1,912,549 shares). The non-redeeming Public Stockholders will be entitled to receive their pro rata share of 9.0 million Bonus Shares regardless of the level of redemptions at Closing. However, as the number of shares of Class A Stock redeemed increases, the number of additional Bonus Shares entitled to be received in respect of each Public Share also increases from approximately 0.3478261 Bonus Shares (assuming the no redemption scenario), to approximately 18.1013677 Bonus Shares (assuming that 25,496,400 shares of Class A Stock are redeemed for purposes of the contractual maximum redemption scenario), which per share amount would significantly decrease after giving effect to the maximum exercise of any non-redemption agreements. For informational purposes only, the table below provides an illustration of such increase. On a pro forma basis and for the nine- month period ended September 30, 2022, the basic and diluted net loss per share attributable to holders of Class A Stock ranges from $(1.46) per share assuming the no redemption scenario and $(1.85) per share assuming the contractual maximum redemption scenario.

	Illustrative Redemption Percentages
(in millions, except per share amounts)	0%	25%	50%	75%	98.5%(2)
Trust Account Size(1)	$260.2	$195.2	$130.1	$65.1	$3.8
Assumed Price Per Share of Class A Stock at Closing	$10.00	$10.00	$10.00	$10.00	$10.00
Remaining Public Shares at Closing	25.9	19.4	12.9	6.5	0.4
Additional Bonus Shares Available to Non-Redeeming Public Stockholders	9.0	9.0	9.0	9.0	9.0

Total Shares of Class A Stock to be held post-Closing by Public Stockholders (after receiving Bonus Shares)	34.9	28.4	21.9	15.5	9.4
Total Assumed Value of Shares to be held post-Closing (after receiving Bonus Shares) for each share of outstanding Class A Stock held at Closing	$13.48	$14.64	$16.96	$23.91	$247.72

(1)	Based on $260,207,445 held in the Trust Account as of September 30, 2022.
(2)

Reflects the contractual maximum redemption scenario, representing redemptions of 25,496,400 shares of Class A Stock, the maximum amount of redemptions that would still enable InterPrivate II to have sufficient cash to satisfy the minimum cash closing condition in the Merger Agreement.

For illustrative purposes only, assuming a price of $10.00 per share of Class A Stock at the Closing of the Business Combination, non-redeeming Public Stockholders, after receiving Bonus Shares, will own Class A Stock with an assumed value ranging between $13.48 (assuming the no redemption scenario) and $247.72 (assuming the contractual maximum redemption scenario) for each outstanding share of Class A Stock. Based on the closing price of $10.04 per share of Class A Stock on the NYSE on November 29, 2022, non-redeeming Public Stockholders, after receiving Bonus Shares, will own Class A Stock with an assumed value ranging between $13.53 (assuming the no redemption scenario) and $248.71 (assuming the contractual maximum redemption scenario) for each outstanding share of Class A Stock.

Additional Information and Where to Find It

In connection with the Proposed Transaction, InterPrivate II filed a registration statement on Form S-4 (File No. 333-266054) (as amended, the “Registration Statement”) with the SEC, which includes a proxy statement with respect to the stockholder meeting of InterPrivate II to vote on the Proposed Transaction and a prospectus with respect to the combined company’s securities to be issued in connection with the Proposed Transaction. The Registration Statement was declared effective by the SEC on November 14, 2022. The definitive proxy statement/prospectus has been sent to all InterPrivate II stockholders. InterPrivate II also will file with the SEC other documents regarding the Proposed Transaction, including Prospectus Supplement No. 1 filed with the SEC on November 23, 2022 (“Prospectus Supplement No. 1”), Prospectus Supplement No. 2 filed with the SEC on November 30, 2022 (“Prospectus Supplement No. 2”) and Prospectus Supplement No. 3 filed concurrently with the filing of this current report on Form 8-K (“Prospectus Supplement No. 3”). Before making any voting decision, investors and security holders of InterPrivate II are urged to read the Registration Statement, the definitive proxy statement/prospectus, as supplemented by the information contained in this current Report on Form 8-K, Prospectus Supplement No. 1, Prospectus Supplement No. 2 and Prospectus Supplement No. 3, and all other relevant documents filed or that will be filed with the SEC in connection with the Proposed Transaction as they become available because they will contain important information about InterPrivate II, Getaround and the Proposed Transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by InterPrivate II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by InterPrivate II may be obtained free of charge from InterPrivate II’s website at https://ipvspac.com/ or by written request to InterPrivate II at InterPrivate II Acquisition Corp., 1350 Avenue of the Americas, 2nd Floor, New York, NY 10019.

Participants in Solicitation

InterPrivate II and Getaround and their respective directors and officers may be deemed to be participants in the solicitation of proxies from InterPrivate II’s stockholders in connection with the Proposed Transaction. Information about InterPrivate II’s directors and executive officers and their ownership of InterPrivate II’s securities is set forth in InterPrivate II’s filings with the SEC, including InterPrivate II’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2022, and in the Registration Statement. Additional information regarding the names and interests in the Proposed Transaction of InterPrivate II’s and Getaround’s respective directors and officers and other persons who may be deemed participants in the Proposed Transaction may be obtained by reading the definitive proxy statement/prospectus regarding the Proposed Transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This current report on Form 8-K, including any exhibits filed herewith, contains certain forward-looking statements within the meaning of the federal securities laws with respect to the benefits of the Proposed Transaction Proposed Transaction between Getaround and InterPrivate II and the anticipated timing of the completion of the Proposed Transaction. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including, but not limited to: (i) the risk that the Proposed Transaction and related capital raising required for closing may not be completed in a timely manner or at all; (ii) the risk that the Proposed Transaction may not be completed by InterPrivate II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by InterPrivate II; (iii) the failure to satisfy the conditions to the consummation of the Proposed Transaction, including the adoption of the

Merger Agreement by the stockholders of InterPrivate II and Getaround, the satisfaction of the minimum cash condition to closing, including funds in InterPrivate II’s trust account following redemptions by InterPrivate II’s public stockholders and alternative capital raising transactions, and the receipt of certain governmental and regulatory approvals; (iv) the lack of a third-party valuation in determining whether or not to pursue the Proposed Transaction; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vi) the effect of the announcement or pendency of the Proposed Transaction on Getaround’s business relationships, performance, and business generally; (vii) risks that the Proposed Transaction disrupts Getaround’s current plans and potential difficulties in Getaround’s employee retention as a result; (viii) the outcome of any legal proceedings that may be instituted against Getaround or against InterPrivate II related to the Merger Agreement or the Proposed Transaction; (ix) the ability to meet New York Stock Exchange listing standards at or following the consummation of the Proposed Transaction; (x) the ability to recognize the anticipated benefits of the Proposed Transaction, which may be affected by a variety of factors, including changes in the competitive and highly regulated industries in which Getaround operates, variations in performance across competitors, changes in laws and regulations affecting Getaround’s business and the ability of Getaround and the post-combination company to retain its management and key employees; (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transaction, and identify and realize additional opportunities; (xii) the risk of adverse or changing economic conditions, including the resulting effects on consumer preference and spending, and the possibility of rapid change in the highly competitive industry in which Getaround operates; (xiii) the risk that Getaround and its current and future partners are unable to successfully develop and scale Getaround’s products and offerings, or experience significant delays in doing so; (xiv) the impact of Getaround’s business model on reducing pollution and emissions given its scale; (xv) the ability of Getaround to maintain an effective system of controls over financial reporting; (xvi) the ongoing impact of the COVID-19 pandemic on Getaround’s business and results of operations despite recent easing of these impacts; (xvii) the ability of Getaround to respond to general economic conditions; (xviii) the acceptance or adoption of carsharing as an alternative to car ownership in the geographies in which Getaround operates its business; (xix) risks associated with increased competition among providers of carsharing or other modes of transportation; (xx) the ability of Getaround to manage its growth effectively; (xxi) the ability of Getaround to achieve the expected benefits from strategic acquisitions; (xxii) the ability of Getaround to achieve and maintain profitability in the future; and (xxiii) the ability of Getaround to access sources of capital to finance operations and growth and to have sufficient funds to meet its working capital and capital expenditure requirements for the next 12 months after the closing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of InterPrivate II’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, the Registration Statement and proxy statement/prospectus discussed above and other documents filed by InterPrivate II from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Getaround and InterPrivate II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Getaround nor InterPrivate II gives any assurance that either Getaround or InterPrivate II will achieve its expectations.

No Offer or Solicitation

This current report on Form 8-K, including any exhibits filed herewith, is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of InterPrivate II, Getaround, First Merger Sub or Second Merger Sub, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERPRIVATE II ACQUISITION CORP.

Date: December 1, 2022	By:	/s/ Brandon Bentley
	Name:	Brandon Bentley
	Title:	General Counsel